	Adjusted EBITDA reached $155.3 million in 3Q23, 27.0% higher year-over-year. Crushing volume at an all-time record. Second installment of the $35 million cash dividend to be paid in November.

3Q23 Earning Release Conference Call

English Conference Call	Luxembourg, November 13, 2023 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the third quarter ended September 30, 2023. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 26 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
November 14, 2023
10 a.m. (US EST)
12 p.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)
	Financial Performance - Highlights

Zoom ID: 895 5751 4872	$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Passcode: 995202	Gross Sales (1)	387,947	381,949	1.6%	1,042,302	969,691	7.5%

	Adj EBITDA (2)
Investor Relations	Farming & Land Transformation	46,651	17,055	173.5%	89,519	72,623	23.3%
Emilio Gnecco	Sugar, Ethanol & Energy	114,630	111,002	3.3%	308,161	272,638	13.0%
CFO	Corporate Expenses	(5,982)	(5,807)	3.0%	(16,873)	(18,192)	(7.3)%
Victoria Cabello	Total Adj EBITDA	155,299	122,250	27.0%	380,807	327,069	16.4%
IR Officer	Adj EBITDA Margin (2)	40.7%	32.3%	25.9%	37.0%	34.4%	7.5%
	Net Income	75,387	22,590	233.7%	144,512	105,874	36.5%
Email	Adj Net Income (2)	88,559	47,213	87.6%	169,865	105,953	60.3%
ir@adecoagro.com	Adjusted Net Income per Share	0.83	0.43	92.5%	1.59	0.97	64.5%
	Net Debt(2) / LTM Adj EBITDA (x)	1.5x	2.1x	(29.4)%	1.5x	2.1x	(29.4)%

	Operating Performance - Highlights
	Sugarcane milled (thousand tons)	4,492	3,755	19.6%	9,570	7,329	30.6%
Website:	Farming Planted Area (Hectares)	265,294	291,843	(9.1)%	265,294	291,843	(9.1)%
www.adecoagro.com	Milk Produced (million liters)	51.7	47.4	9.0%	148.3	137.9	7.5%

•Gross sales were 1.6% higher in 3Q23 and 7.5% higher in 9M23 driven by greater productivity indicators in our Sugar, Ethanol & Energy division, which enabled us to increase our sugar production and execute sales at solid prices; coupled with an increase in average selling prices captured for rice and dairy.
•Adjusted EBITDA presented a year-over-year increase of 27.0% in 3Q23 and 16.4% in 9M23. This was explained by (i) an outperformance of the Sugar, Ethanol & Energy and Rice divisions, coupled with (ii) a farm sale conducted in Argentina. This, in turn, fully offset the decline reported in the Crops division driven by a record drought and higher costs.
•Adjusted net income in 3Q23 was $88.6 million, 87.6% higher than the previous year, while year-to-date it stood at $169.9 million, presenting a 60.3% year-over-year increase.
•Net debt/LTM Adjusted EBITDA of 1.5x, down 29.4% compared to 3Q22 on greater cash generation. Liquidity ratio(3) stood at 1.8x.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA. Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
(3) Liquidity ratio is equal to Cash & Equivalents plus Marketable Inventories divided by Short Term Debt.

Sugar, Ethanol & Energy business
◦During 3Q23 we crushed 4.5 million tons of sugarcane, 19.6% higher year-over-year, and an all-time record for our operations. This increase was driven by a 31.1% improvement in TRS per hectare as a consequence of enhancing the productivity of our sugarcane plantation by implementing innovative agricultural techniques, and better weather conditions. During the quarter we leveraged on our industrial flexibility and diverted as much as 49% of TRS to produce sugar, which traded at attractive levels and commanded an average premium of 55% to hydrous ethanol in Mato Grosso do Sul. By solving minor bottlenecks in our sugar kitchen, we were able to operate above nominal capacity and produced a record quarterly volume of 320 thousand tons of sugar. In terms of ethanol, we took advantage of our storage capacity to carry over 250 thousand m3 into the following quarters, to profit from higher expected prices. This strategy minimized our exposure to the weak prices observed during the quarter (prices reached levels 10% below current market). Stored production can eventually be sold as hydrous ethanol; or dehydrated at any time (using our own bagasse) and turned into anhydrous ethanol demanded in the domestic and export market. Having the necessary certifications and industrial capacity to meet product specifications to export ethanol to Europe is one of our competitive advantages. Regarding energy, we focused on producing only the volume contracted, capturing a premium over spot prices. Results during the quarter were further positively impacted by lower unitary cost of production (3.1%) driven by better yields and higher TRS production, which is the only variable that can dilute both fixed and variable costs. All of the above, contributed to our Adjusted EBITDA, which in 3Q23 reached $114.6 million, 3.3% higher year-over-year. Year-to-date crushing volume reached 9.6 million tons, and Adjusted EBITDA amounted to $308.2 million, 13.0% higher compared to 9M22.
◦Assuming normal weather, we maintain our expectation to increase 2023's crushing volume by 15% compared to 2022, as we have sufficient sugarcane availability to use our industrial capacity. This, in turn, would result in a further reduction in unitary cash cost, due to better dilution of fixed costs. In terms of prices, sugar continues to be supported by strong fundamentals and is trading, on average, above 27 cts/lb. We are in an excellent position to profit from this scenario as we remain unhedged in 11% of our expected 2023 sugar production and in 82% of 2024's production (hedged volume at 23.5 cts/lb and 23.8 cts/lb, respectively). In terms of ethanol, parity at the pump currently stands at 62%, pressured by the quick progress of the Brazilian harvest (despite a scenario of sugar maximization) and a lack of storage capacity nation-wide. We expect prices to recover towards the end of the harvest season, when the storage pressure is over and demand is greater - demand for hydrous ethanol has grown by 30% since 2Q23, reaching the highest levels of 2023. In the meantime, we are profiting from opportunities in the export market - 25 thousand m3 exported to Europe post 3Q23. In the case of energy, we expect a recovery in prices in the following quarters as consumption is increasing driven by high temperatures in the Southeast and lack of rains in the North region.

Crops, Rice, Dairy & Land Transformation businesses
◦Adjusted EBITDA totaled $46.7 million in 3Q23, marking a $29.6 million increase compared to the same period of last year. This was mainly explained by the sale of a 6,302 hectare farm in Argentina, which generated an Adjusted EBITDA of $29.8 million during the period, reflected in our Land Transformation business. Positive results were also generated by our Rice business which booked an $8.6 million year-

over-year gain in Adjusted EBITDA thanks to our production and commercial flexibility which enabled us to capture higher average selling prices. As expected, results were partially offset by our Crops business which broke even, as we continue to see the final impacts of the 30%-40% reduction in yields of our main crops for 22/23 campaign. Lower crop output, in particular corn silage which is our main cow feed, also drove a year-over-year decline in Adjusted EBITDA for our Dairy business. However, cow productivity reached an all-time high, and we leveraged on our flexibility to shift processing production to fluid milk for domestic consumption, which continued to offer a higher marginal contribution. During 9M23, Adjusted EBITDA for our segments in Argentina and Uruguay was $89.5 million, 23.3% higher than the previous year driven by the above mentioned farm sale, coupled with strong results from our Rice business (150% year-over-year increase in Adjusted EBITDA on higher volume, a better mix of higher value added products and higher global prices). Again, results were partially offset by the underperformance of our Crops business, mainly impacted by the reduction in crops yields caused by the record drought, and flat results from our Dairy business.
◦Planting activities for our 23/24 campaign have concluded for our winter crops, and are underway for summer crops and rice. Recent rains registered in all of the productive regions of Argentina and Uruguay allowed for an improvement in soil moisture and a recovery of water reservoirs, favoring the outlook of our Crops and Rice segments. We expect a full recovery in Adjusted EBITDA generation for 2024, as there is no long term impact in our earnings potential from the past dry weather.

Remarks
2023 Shareholder Distribution Policy Update
◦During the first ten months of the year, we repurchased 2.6 million shares (2.4% of the company's equity) under our existing share buyback program at an average price of $9.45 per share, totaling $24.3 million.
◦On November 24th, we will make our second cash dividend payment of $17.5 million (approximately $0.1649 per share) to shareholders of the Company of record at close of business on November 9th. The first installment was paid on May 24th in an equal cash amount (approximately $0.1626 per share), resulting in an annual cash dividend of $35 million.
◦Dividend distribution and share repurchases are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2022, we generated $141.3 million of NCFO.
Farmland Sale at Premium to Independent Appraisal
◦In September 2023, we completed the sale of El Meridiano farm located in the Province of Buenos Aires, Argentina, for a selling price of $48.4 million ($7,681/hectare) fully collected at the closing date. The selling price represents a 29% premium to Cushman & Wakefield's independent appraisal dated September 30, 2022. The transaction generated an Adjusted EBITDA of $29.8 million.

Independent Farmland Appraisal Report
◦As of September 30th, 2023, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro's farmland which consists of 213,548 hectares valued at $695.3 million. On a comparable basis, current valuation of our land portfolio represents a year-over-year increase of 0.8%.

ESG Update
◦In an effort to enhance our ESG communication to stakeholders and expand our investor base, we continue improving our information disclosure and communication. Through the publication of company-wide policies, programmes, a more robust report and a KPI tracker, among others, we achieved score improvements in all three of the most relevant ESG rating agencies.
▪Sustainalytics (Morningstar): Adecoagro ranks as the top #1 company in the Agriculture subindustry in Latin America and #9 in the world, out of 112 companies. (Score date: October 2nd, 2023).
▪MSCI: Adecoagro ranks in the "AA" category, and is a top #23 company in the Food Products industry. (Score date: June 15th, 2023).
▪Corporate Sustainability Assessment (S&P Global): Adecoagro ranks as a top #13 company in the Food Products industry. (Score date: February 17th, 2023). We are currently participating in CSA's 2023 assessment; new score should be available in 1Q24.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Milling
Sugarcane Milled	tons	4,491,938	3,754,674	19.6%	9,569,836	7,328,643	30.6%
Own Cane	tons	4,021,209	3,481,593	15.5%	8,993,678	6,992,352	28.6%
Third Party Cane	tons	470,729	273,082	72.4%	576,158	336,291	71.3%
Production
TRS Equivalent Produced	tons	676,070	559,874	20.8%	1,333,817	1,001,752	33.1%
Sugar	tons	319,959	212,955	50.2%	619,165	297,537	108.1%
Ethanol	M3	203,503	196,337	3.6%	403,194	402,217	0.2%
Hydrous Ethanol	M3	196,324	84,270	133.0%	255,312	175,388	45.6%
Anhydrous Ethanol (1)	M3	7,179	112,067	(93.6)%	147,882	226,829	(34.8)%
Sugar mix in production	%	49%	40%	23.0%	48%	31%	55.4%
Ethanol mix in production	%	51%	60%	(15.2)%	52%	69%	(24.9)%
Energy Exported (sold to grid)	MWh	254,851	233,518	9.1%	495,364	439,206	12.8%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	56.7	62.2	(8.8)%	51.8	59.9	(13.6)%
Agricultural Metrics
Harvested area	Hectares	48,800	53,735	(9.2)%	113,915	113,506	0.4%
Yield	tons/hectare	82	65	27.2%	79	62	28.2%
TRS content	kg/ton	145	141	3.1%	132	129	2.6%
Area
Sugarcane Plantation	hectares	196,827	189,889	3.7%	196,827	189,889	3.7%
Expansion Area	hectares	1,202	1,330	(9.6)%	3,841	4,083	(5.9)%
Renewal Area	hectares	7,061	6,828	3.4%	21,722	21,536	0.9%
(1) Does not include 53,371 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 9M23.

Strong productivity indicators were observed throughout the quarter as weather continued to develop normally in Mato Grosso do Sul. Consequently, in 3Q23 we marked a new record in crushing volume of 4.5 million tons, 19.6% higher compared to the same period of last year. Moreover, TRS per hectare increased 31.1% versus the prior year on account of a 27.2% year-over-year increase in yield to 82 tons per hectare and higher TRS content, which presented a 3.1% improvement to 145 kg/ton. This achievement was also possible thanks to the implementation of agricultural techniques such as pre-sprouted seedling (MPB), which enable us to reproduce varieties better adapted to our region at a much faster pace.
Year-to-date crushing volume reached 9.6 million tons, marking a 30.6% increase compared to last year. This is mainly explained by the greater sugarcane availability, which enabled us to resume our continuous harvest model during the first quarter of 2023, coupled with a significant improvement in agricultural productivity indicators, including a 28.2% year-over-year increase in yields to 79 tons per hectare.

During 3Q23, average sugar price traded at a significant premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (55% and 33%, respectively). Consequently, we diverted as much as 49% of our TRS to sugar, in line with our strategy to maximize production of the product with the highest marginal contribution. In fact, throughout the quarter we were able to produce more sugar than our nominal industrial capacity (3,550 tons per day), and benefit from the high TRS content obtained per every ton of cane crushed, thanks to small adjustments made in our sugar kitchen to reduce bottlenecks in order to profit from this price scenario. Thus, sugar production reached 320 thousand tons in 3Q23, marking a new record for our mills. Within our ethanol production, 96% was hydrous ethanol, compared to 43% in 3Q22. It is worth pointing out that hydrous ethanol can be dehydrated at any time and turned into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On a year-to-date basis, production mix stood at 48% sugar and 52% ethanol, compared to 31%-69% reported during the same period of last year. While we maximized sugar production throughout the first nine months of the year to profit from the rally in global sugar prices, last year we maximized ethanol production during the first semester and switched to sugar in 3Q22 as ethanol prices decreased. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.
Exported energy during the quarter totaled 255 thousand MWh, 9.1% higher compared to 3Q22 on greater crushing. Nevertheless, our cogeneration efficiency ratio was down 8.8% compared to the previous year due to our commercial decision to store our bagasse for alternative uses rather than sell energy at low spot prices.
Year-to-date, exported energy increased only 12.8% year-over-year to 495 thousand MWh, despite a 30.6% increase in crushing volume. Again, this was explained by our commercial strategy to use our bagasse for more profitable alternatives.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	3Q23	3Q22	Chg %	3Q23	3Q22	Chg %	3Q23	3Q22	Chg %
Sugar (tons)	123,415	67,273	83.5%	229,335	161,205	42.3%	538	417	29.0%
Ethanol (cubic meters)	50,905	83,464	(39.0)%	110,082	127,263	(13.5)%	462	656	(29.5)%
Hydrous Ethanol (cubic meters)	29,655	7,130	315.9%	68,193	12,330	453.1%	435	578	(24.8)%
Anhydrous Ethanol (cubic meters)	21,250	76,334	(72.2)%	41,889	114,933	(63.6)%	507	664	(23.6)%
Energy (Mwh) (2)	11,677	11,036	5.8%	289,485	251,518	15.1%	40	44	(8.1)%
CBios	1,556	1,171	32.9%	67,696	70,083	(3.4)%	23	17	37.6%
Others (5)	20	—	n.a.	22	—	n.a.	909	—	n.a.
TOTAL (3)	187,573	162,944	15.1%
Cover Crops (tons) (4)	2,695	—	—%	5,663	—	—%	476	—	—%
TOTAL NET SALES (1)	190,268	162,944	16.8%

NET SALES BREAKDOWN	9M23	9M22	Chg %	9M23	9M22	Chg %	9M23	9M22	Chg %
Sugar (tons)	277,709	95,311	191.4%	546,045	224,198	143.6%	509	425	19.6%
Ethanol (cubic meters)	154,365	269,344	(42.7)%	278,746	385,191	(27.6)%	554	699	(20.8)%
Hydrous Ethanol (cubic meters)	49,588	88,006	(43.7)%	105,244	129,035	(18.4)%	471	682	(30.9)%
Anhydrous Ethanol (cubic meters)	104,777	181,338	(42.2)%	173,502	256,156	(32.3)%	604	708	(14.7)%
Energy (Mwh) (2)	23,166	22,288	3.9%	593,720	520,459	14.1%	39	43	(8.9)%
CBios	6,071	8,264	(26.5)%	323,877	456,863	(29.1)%	19	18	3.6%
Others (5)	184	—	n.a.	202	—	n.a.	911	—	n.a.
TOTAL (3)	461,495	395,207	16.8%
Cover Crops (tons) (4)	9,906	10,530	(5.9)%	22,762	18,864	20.7%	435	558	(22.0)%
TOTAL NET SALES (1)	471,401	405,737	16.2%

HIGHLIGHTS - $ thousand	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Net Sales (1)	190,268	162,944	16.8%	471,401	405,737	16.2%
Margin on Manufacturing and Agricultural Act. Before Opex	93,865	76,327	23.0%	256,948	205,180	25.2%
Adjusted EBITDA	114,630	111,002	3.3%	308,161	272,638	13.0%
Adjusted EBITDA Margin	60.2%	68.1%	(11.6)%	65.4%	67.2%	(2.7)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales does not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 3Q23 was $114.6 million, 3.3% higher year-over-year, fully driven by a $27.3 million year-over-year increase in net sales. Results were partially offset mainly by a $14.1 million year-over-year loss in the mark-to-market of our commodity hedge position driven by higher sugar prices.
Year-to-date, Adjusted EBITDA amounted to $308.2 million, presenting a 13.0% increase compared to the same period of last year. This was driven by (i) a $65.7 million year-over-year increase in net revenues; together with (ii) a $20.2 million year-over-year increase mainly explained by the mark-to-market of our harvested cane on greater volume crushed and higher Consecana prices. Again, results were partially offset by a $20.7 million loss in the mark-to-market of our commodity hedge position on higher sugar prices.
Net sales reached $190.3 million during 3Q23 and $471.4 million during 9M23, marking a 16.8% and 16.2% increase compared to the same period of last year, respectively. In both cases, the growth was driven by higher selling volume and higher average selling prices of sugar. Results were partially offset by the year-over-year reduction in ethanol sales.
In the case of sugar, sales amounted to $123.4 million during 3Q23, presenting an 83.5% increase compared to the same period of last year. This was driven by a 42.3% year-over-year increase in selling volumes as our mix decision favored the production of sugar to capture the price premium over ethanol; coupled with a 29.0% year-over-year increase in the average selling price as we captured the rally in global sugar prices caused by limited global supply. On a year-to-date basis, sugar sales reached $277.7 million, 191.4% higher than the previous year due to a year-over-year increase in volumes sold of 322 thousand tons, together with a 19.6% year-over-year increase in the average selling price.
Ethanol sales amounted to $50.9 million during 3Q23, down 39.0% compared to 3Q22. This is explained by a 29.5% decrease in the average selling price on account of (i) solid supply levels as cane productivity in the Center-South region was solid and storage capacity was limited, thus resulting in lower prices in the domestic market; coupled with (ii) lower exported volume and prices compared to 3Q22 (6.5 thousand m3 versus 61.6 thousand m3 in 3Q22). The reduction in sales was also explained by a year-over-year decline of 13.5% in selling volumes due to (i) our sugar mix strategy; and (ii) our commercial strategy to build up ethanol inventories until prices recover. It is worth highlighting that our ethanol stocks can either be sold as hydrous ethanol or be dehydrated and turned into anhydrous ethanol to be sold in the domestic or export market, wherever the price is greater. This represents a competitive advantage as we have the necessary certifications and industrial capacity to meet product specifications to export ethanol to Europe.
Year-to-date, ethanol sales amounted to $154.4 million, marking a 42.7% reduction compared to the same period of last year. Lower revenues were driven by the aforementioned drivers, coupled with an uneven year-over-year comparison as we took advantage of a peak in ethanol prices during April 2022 and sold ethanol at over 26 cts/lb sugar equivalent, as explained in prior releases. Within our volume sold year-to-date, we exported 28.8 thousand cubic meters at an average price of 19.6 cts/lb.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $1.6 million worth of CBios, marking a 32.9% year-over-year increase. This was driven by a 37.6% increase in the average selling price to 112 BRL/CBio ($23/CBio), which fully offset the lower volume of CBios issued, in line with the lower ethanol sales. Year-to-date, we sold 323,877 CBios, amounting to $6.1 million.
Net sales of energy reached $11.7 million during 3Q23, 5.8% higher than last year on account of higher selling volumes, despite presenting a 8.1% year-over-year reduction in the average selling price due to lower energy spot prices. Year-to-date, energy sales amounted to $23.2 million, 3.9% higher compared to the same period of last year, driven by a 14.1% increase in selling volumes which fully offset the 8.9% decline in the average selling price.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	3Q23	3Q22	Chg %	3Q23	3Q22	Chg %
Industrial costs	48,305	36,254	33.2%	3.5	3.2	8.0%
Industrial costs	29,542	26,146	13.0%	2.1	2.3	(8.4)%
Cane from 3rd parties	18,763	10,108	85.6%	1.4	0.9	50.5%
Agricultural costs	112,413	100,391	12.0%	8.2	9.0	(9.2)%
Harvest costs	44,670	40,469	21.1%	3.2	3.6	(10.5)%
Cane depreciation	29,219	24,124	21.1%	2.1	2.2	(1.8)%
Agricultural Partnership Costs	17,095	17,267	(1.0)%	1.2	1.5	(19.7)%
Maintenance costs	21,429	18,531	15.6%	1.6	1.7	(6.3)%
Total Production Costs	160,718	136,645	17.6%	11.7	12.2	(4.6)%
Depreciation & Amortization PP&E	(58,043)	(50,728)	14.4%	(4.2)	(4.5)	(7.2)%
Total Production Costs (excl D&A)	102,675	85,917	19.5%	7.5	7.7	(3.1)%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	9M23	9M22	Chg %	9M23	9M22	Chg %
Industrial costs	81,547	69,435	17.4%	3.1	3.5	(12.3)%
Industrial costs	59,115	57,197	3.4%	2.2	2.9	(22.8)%
Cane from 3rd parties	22,432	12,238	83.3%	0.8	0.6	36.9%
Agricultural costs	255,345	213,284	19.7%	9.6	10.7	(10.6)%
Harvest costs	97,770	81,745	19.6%	3.7	4.1	(10.7)%
Cane depreciation	60,563	48,368	25.2%	2.3	2.4	(6.5)%
Agricultural Partnership Costs	39,301	37,660	4.4%	1.5	1.9	(22.1)%
Maintenance costs	57,711	45,511	26.8%	2.2	2.3	(5.3)%
Total Production Costs	336,892	282,720	19.2%	12.6	14.2	(11.0)%
Depreciation & Amortization PP&E	(130,076)	(114,951)	13.2%	(4.9)	(5.8)	(15.5)%
Total Production Costs (excl D&A)	206,816	167,769	23.3%	7.7	8.4	(7.9)%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

Total production costs excluding depreciation and amortization reached 7.5 cts/lb in 3Q23 and 7.7 cts/lb in 9M23, marking a 3.1% and 7.9% year-over-year reduction, respectively. This is explained by a 20.8% and 33.1% increase in total TRS equivalent produced, respectively, on account of more crushing and higher TRS content. This enabled us to better dilute both our fixed and variable costs, especially agricultural costs which represent roughly 80% of our cost structure. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, reducing our sourcing needs.

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Sugarcane Valuation Model current period	135,055	91,145	48.2%	135,055	91,145	48.2%
Sugarcane Valuation Model previous period	160,316	96,683	65.8%	104,586	64,364	62.5%
Total Changes in Fair Value	(25,261)	(5,538)	356.2%	30,469	26,781	13.8%
Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) booked a year-over-year increase of $3.7 million in 9M23. This is explained by an improvement in the productivity outlook of our sugarcane plantation, driven by better yield and TRS content, coupled with higher expected sugar prices.

Crops, Rice, Dairy & Land Transformation Financial Performance

CROPS, RICE, DAIRY & LAND TRANSFORMATION - FINANCIAL HIGHLIGHTS
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Gross Sales
Farming	191,279	215,195	(11.1)%	559,041	545,505	2.5%
Total Sales	191,279	215,195	(11.1)%	559,041	545,505	2.5%
Adjusted EBITDA (1)
Farming	17,238	16,892	2.0%	61,612	69,278	(11.1)%
Land Transformation	29,413	163	n.m	27,907	3,345	734.3%
Total Adjusted EBITDA (1)	46,651	17,055	173.5%	89,519	72,623	23.3%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA totaled $46.7 million in 3Q23, marking a $29.6 million increase compared to the same period of last year. This is mostly explained by the sale of El Meridiano farm, which generated an Adjusted EBITDA of $29.8 million during the period, reflected in our Land Transformation business. Besides, Adjusted EBITDA in our Rice business expanded $8.6 million year-over-year driven by higher average selling prices and the disposal of a non-strategic asset. However, results were partially offset by the lower performance of our Crops business, as expected, on (i) lower yields as a consequence of La Niña weather event; (ii) higher costs due to a global inflationary environment; and (iii) lower sales. Our Dairy business reported a 33.4% year-over-year decline driven by higher costs in U.S. dollar terms.
On a year-to-date basis, Adjusted EBITDA was $89.5 million, 23.3% higher than the previous year driven the aforementioned farm sale, coupled with strong results from our Rice business. Again, results were partially offset by the underperformance of our Crops and Dairy businesses due to the aforementioned drivers.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	3Q23	3Q22	Chg %	3Q23	3Q22	Chg %	3Q23	3Q22	Chg %
Soybean	12,775	26,256	(51.3)%	27,978	57,058	(51.0)%	457	460	(0.8)%
Corn (1)	19,393	29,178	(33.5)%	88,242	131,965	(33.1)%	220	221	(0.6)%
Wheat (2)	1,600	4,299	(62.8)%	7,275	13,095	(44.4)%	220	328	(33.0)%
Sunflower	4,164	7,433	(44.0)%	6,701	10,475	(36.0)%	621	710	(12.4)%
Cotton Lint	2,012	3,666	(45.1)%	1,006	2,483	(59.5)%	2,000	1,476	35.5%
Peanut	17,710	15,282	15.9%	13,784	10,512	31.1%	1,285	1,454	(11.6)%
Others (3)	2,027	3,247	(37.6)%	6,432	1,909	236.9%
Total	59,681	89,361	(33.2)%	151,417	227,497	(33.4)%

GROSS SALES BREAKDOWN	9M23	9M22	Chg %	9M23	9M22	Chg %	9M23	9M22	Chg %
Soybean	41,935	66,123	(36.6)%	90,338	154,683	(41.6)%	464	427	8.6%
Corn (1)	29,484	60,627	(51.4)%	131,999	255,664	(48.4)%	223	237	(5.8)%
Wheat (2)	13,611	18,151	(25.0)%	49,798	64,967	(23.3)%	273	279	(2.2)%
Sunflower	18,133	18,869	(3.9)%	32,340	23,902	35.3%	561	789	(29.0)%
Cotton Lint	6,561	4,868	34.8%	3,188	3,621	(12.0)%	2,058	1,344	53.1%
Peanut	49,673	44,499	11.6%	39,154	37,306	5.0%	1,269	1,193	6.4%
Others (3)	7,800	7,856	(0.7)%	8,189	9,025	(9.3)%
Total	167,197	220,993	(24.3)%	355,006	549,169	(35.4)%

HIGHLIGHTS - $ thousand	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Gross Sales	59,681	89,361	(33.2)%	167,197	220,993	(24.3)%
Adjusted EBITDA	98	5,818	(98.3)%	607	30,256	(98.0)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association).
Gross sales amounted to $59.7 million during 3Q23, marking a 33.2% year-over-year reduction. This was explained by a 33.4% decrease in selling volumes versus the previous year, coupled with a mixed performance in prices. As explained in prior releases, our Crops segment experienced a significant decline in yields driven by the extreme drought caused by La Niña weather event in Argentina and Uruguay. Nevertheless, we were able to profit from opportunities that arose in Argentina's local market during the quarter. Once again, the government updated the preferential FX rate for the export of certain agricultural products (also known as "agri dollar"), including corn and soybean. Consequently, we sold what was left of our soybean production, whereas in the case of corn, we sold our harvested volume. It is worth highlighting that by the moment of the announcement we were still undergoing harvesting activities for our late corn.
Adjusted EBITDA for the quarter broke even, marking a 98.3% reduction compared to the same period of last year. In addition to the decrease in net sales, lower results were driven by a (i) $3.5 million year-over-year loss in the mark-to-market of our biological assets and net realizable value of our agricultural produce after harvest, explained by the reduction in yields, coupled with higher costs and lower planted area versus the previous campaign; together with (ii) a $3.1 million year-over-year loss in the mark-to-market of our commodity hedge position. Results were partially offset by a $4.8 million year-over-year decrease in selling expenses due to the lower volume.
On a year-to-date basis, gross sales were $167.2 million, 24.3% down compared to the same period of last year, fully explained by a 35.4% reduction in selling volumes, whereas Adjusted EBITDA stood at $607 thousand, marking a 98.0% year-over-year reduction. Harvesting activities for 22/23 campaign have concluded and, as expected, presented a 30%-40% reduction in yields of our main crops, compared to the previous campaign. As previously explained, margins were pressured by an increase in costs of agricultural inputs in U.S. dollars, including diesel and agrochemicals, as well as higher logistic costs, among others.

Rice Segment

RICE
Highlights	metric	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Gross Sales	$ thousands	60,226	59,018	2.0%	195,652	138,974	40.8%
Sales of white rice	thousand tons	81	84	(3.7)%	276	222	24.4%
	$ per ton	630	602	4.7%	618	536	15.4%
	$ thousands	50,795	50,401	0.8%	170,642	118,918	43.5%
Sales of By-products	$ thousands	9,431	8,619	9.4%	25,010	20,057	24.7%
Adjusted EBITDA	$ thousands	10,757	2,144	401.7%	38,129	15,253	150.0%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	57	90	(37.2)%	190	240	(20.7)%
Ending stock - White Rice	thousand tons	35	50	(29.7)%	35	50	(29.7)%
(1) Expressed in white rice equivalent

Gross sales amounted to $60.2 million in 3Q23, marking a 2.0% increase compared to 3Q22. This was fully explained by higher average selling prices, which stood at $630/ton during the quarter, whereas selling volumes remained in line with last year. As previously anticipated, our average selling price has been increasing due to a better mix of higher added value products and higher global prices as a consequence of (i) stronger demand; (ii) adverse weather conditions in key producing countries and (iii) India (the world's largest rice exporter) banning long grain rice exports to secure domestic supply. We expect to continue capturing these higher prices in the short to mid term as demand shifts to South American rice due to limited supply from Asian countries.
On a year-to-date basis, gross sales reached $195.7 million, 40.8% higher versus the same period of last year. Higher revenues were driven by a 24.4% year-over-year increase in selling volumes, coupled with 15.4% increase in average selling prices. In the case of prices, this was explained by the aforementioned drivers, as well as due to an opportunity that arose in the Argentina's local market to use a preferential exchange rate ("agri dollar" price scheme) for our rice exports mainly throughout 2Q23.
Adjusted EBITDA amounted to $10.8 million in 3Q23, marking an $8.6 million year-over-year increase. This is mainly explained by (i) the increase in gross sales; (ii) a $2.1 million year-over-year decrease in selling expenses due to lower volume, coupled with (iii) a $2.4 million year-over-year gain related to the disposal of a non-strategic asset. On a year-to-date basis, Adjusted EBITDA was $38.1 million, $22.9 million higher than last year, driven by the 40.8% year-over-year increase in gross sales. This fully offset the lower results reported at the operational level – yield reduction due to the impact of La Niña weather event in some of our rice farms which contributed to a $9.3 million year-over-year loss in our biological asset and agricultural produce during the period – and higher costs in U.S. dollar terms.

Dairy Segment

DAIRY
Highlights	metric	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Gross Sales	$ thousands (1)	69,772	64,657	7.9%	192,084	181,504	5.8%
	million liters (2) (3)	112.2	109.5	2.4%	296.2	305.9	(3.2)%
Adjusted EBITDA	$ thousands	6,255	9,394	(33.4)%	22,555	23,599	(4.4)%

Dairy - Farm
Milking Cows	average heads	14,487	14,437	0.3%	14,496	14,418	0.5%
Cow Productivity	liter/cow/day	38.8	35.7	8.7%	37.5	35.0	6.9%
Total Milk Produced	million liters	51.7	47.4	9.0%	148.3	137.9	7.5%

Dairy - Industry
Total Milk Processed	million liters	96.4	92.2	4.6%	255.0	268.3	(5.0)%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 3Q23, milk production at the farm level was 51.7 million liters, 9.0% higher compared to the same period of last year. This is explained by an 8.7% increase in productivity which reached an all-time record level of 38.8 liters per cow per day. On a year-to-date basis, total milk production amounted to 148.3 million liters, marking a 7.5% year-over-year increase compared to 9M22, driven by a 6.9% increase in cow productivity, while our dairy cow herd remained in line with last year as we reached full capacity in our four free-stalls.
At the industry level, we processed 96.4 million liters of raw milk during 3Q23, 4.6% higher than last year. Out of this volume, approximately 37% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. Year-to-date, total processed milk amounted to 255.0 million liters of raw milk, 5.0% lower than the previous year. We continue working on product developments to cater both to the domestic and export market.
Adjusted EBITDA amounted to $6.3 million and $22.6 million in 3Q23 and 9M23, respectively, marking a 33.4% and 4.4% reduction compared to the same period of last year. On the one hand, results were positively impacted by (i) an increase in sales due to higher average selling prices, as we increased the mix of higher value added products and produced more fluid milk for the domestic market which offered the highest marginal contribution during these periods; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Nevertheless, results were partially offset by (i) higher costs in U.S. dollar terms and (ii) higher cost of feed (mostly corn silage).
Adjusted EBIT was $3.5 million and $14.5 million during 3Q23 and 9M23, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the year-to-date results decrease to negative $81.4 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Gross Sales	$ thousands	1,600	2,159	(25.9)%	4,108	4,034	1.8%
Adjusted EBITDA	$ thousands	128	(464)	n.a	321	170	88.8%
All Other Segments primarily encompasses our cattle business which consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA during 3Q23 amounted to $128 thousand, versus negative $464 thousand in 3Q22. Year-to-date, Adjusted EBITDA reached $321 thousand compared to $170 thousand in 9M22.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Adjusted EBITDA	$ thousands	29,413	163	n.m	27,907	3,345	734.3%
Land sold	Hectares	6,302	—	n.a.	6,302	—	n.a.
During September 2023, we completed the sale of El Meridiano farm, located in the Province of Buenos Aires, Argentina, for a selling price of $48.4 million ($7,681/hectare) fully collected at the closing date. The transaction generated an Adjusted EBITDA of $29.8 million, reflected in our Land Transformation business. Results were minimally offset by the mark-to-market of an account receivable of an older farm sale in Brazil, which tracks the evolution of soybean prices. This account is also responsible for Adjusted EBITDA generation in the previous quarters. In this line, Adjusted EBITDA was $29.4 million and $27.9 million during 3Q23 and 9M23, respectively, compared to $163 thousand and $3.3 million reported during the prior year.
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate expenses

CORPORATE EXPENSES
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Corporate Expenses	(5,982)	(5,807)	3.0%	(16,873)	(18,192)	(7.3)%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. As shown in the table above, corporate expenses for 3Q23 were $6.0 million, in line with the previous year, while year-to-date it amounted to $16.9 million, 7.3% down compared to the same period of last year. Despite experiencing an impact in costs from inflation in U.S. dollar terms, the year-over-year reduction is explained by an action plan set by the company which aims to reduce expenses and generate savings, among other initiatives.

Net Income & Adjusted Net Income
Net Income amounted to $75.4 million during 3Q23, marking a $52.8 million increase compared to the same period of last year. This was mainly explained by (i) the variation of foreign exchange rate, which presented a year-over-year gain of $10.8 million due to a faster depreciation of the Argentine peso (36.3% versus 17.6% in 3Q22) and of the Brazilian Real (3.9% compared to 3.2% in 3Q22); coupled with (ii) an $20 million year-over-year gain in inflation accounting driven by the net exposure of our monetary position; and (iii) financial gains that arose from opportunities that the Argentine financial market offered. This was partially offset by an $8.8 million year-over-year increase in income tax expenses.
Year-to-date, net income was $144.5 million, 36.5% higher than the same period of last year. This was due to (i) a $13.7 million year-over-year gain on foreign exchange rate variation due to a 97.5% year-to-date depreciation of the Argentine Peso (versus 43.4% during 9M22) and (ii) gains related to the company's financial strategy that enabled us to take advantage of opportunities in Argentina's financial market. It is worth highlighting that inflation results, as well as foreign exchange rate results, are both non-cash in nature.
Adjusted Net Income reached $88.6 million during 3Q23, $41.3 million higher than in 3Q22, whereas year-to-date it stood at $169.9 million, marking a 60.3% year-over-year increase. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Profit for the period	75,387	22,590	233.7%	144,512	105,874	36.5%
Foreign exchange losses/(gains), net	1,396	12,377	(88.7)%	(33,954)	(12,642)	168.6%
Cash flow hedge - transfer from equity	9,357	9,212	1.6%	43,221	35,575	21.5%
Inflation accounting effects	(17,409)	2,599	(769.9)%	(5,072)	(14,677)	(65.4)%
Net results from Fair Value adjustment of Investment Property	(417)	125	(433.6)%	913	3,878	(76.5)%
Revaluation surplus of farmland sold	20,245	—	n.a.	20,245	—	n.a.
Bargain purchase gain on acquisition (2)	—	310	(100.0)%	—	(12,055)	(100.0)%
Adjusted Net Income	88,559	47,213	87.6%	169,865	105,953	60.3%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted Net Income; (2) Non-cash item related to our recent acquisition of Viterra's rice operations, representing the difference between acquisition cost and fair value of net assets acquired

Indebtedness

NET DEBT BREAKDOWN
$ thousands	3Q23	2Q23	Chg %	3Q22	Chg %
Farming	375,916	356,821	5.4%	349,921	7.4%
Short term Debt	329,240	310,308	6.1%	285,868	15.2%
Long term Debt	46,676	46,513	0.3%	64,053	(27.1)%
Sugar, Ethanol & Energy	720,574	731,890	(1.5)%	704,828	2.2%
Short term Debt	14,984	20,321	(26.3)%	26,244	(42.9)%
Long term Debt	705,590	711,569	(0.8)%	678,584	4.0%
Total Short term Debt	344,224	330,628	4.1%	312,112	10.3%
Total Long term Debt	752,266	758,082	(0.8)%	742,637	1.3%
Gross Debt	1,096,490	1,088,710	0.7%	1,054,749	4.0%
Cash & Equivalents	349,812	196,609	77.9%	159,362	119.5%
Restricted Short-Term Investments	39,926	39,733	0.5%	79,365	(49.7)%
Net Debt	706,752	852,368	(17.1)%	816,022	(13.4)%
EOP Net Debt / Adj. EBITDA LTM	1.5x	1.9x	(22.7)%	2.1x	(29.4)%

As of September 30, 2023, Adecoagro's net debt amounted to $706.8 million, 17.1% lower compared to the previous quarter. This is fully explained by a 64.9% quarter-over-quarter increase in our cashflow from operations as we entered into the second semester of the year, which is when we start collecting income from most of our products sold.
On a year-over-year basis, net debt was 13.4% lower compared to the same period of last year. This was driven by our net cash from operations generated during the last twelve months, which, in turn, enabled us to (i) reduce our net debt position; (ii) invest in growth projects, such as the expansion of our sugarcane plantation in Mato Grosso do Sul; and (iii) distribute profits with shareholders, as stated in our distribution policy. As of September 30, 2023, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.81x, showing the Company's full capacity to repay short term debt with its cash balances.
Our Net Debt ratio (Net Debt/EBITDA) as of 3Q23 was 1.5x, 22.7% lower than the previous quarter and 29.4% lower than in 3Q22. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Farming & Land Transformation	4,456	8,728	(48.9)%	17,924	32,016	(44.0)%
Expansion	3,587	4,650	(22.8)%	14,058	14,298	(1.7)%
Maintenance	869	4,078	(78.7)%	3,867	17,719	(78.2)%
Sugar, Ethanol & Energy	43,479	39,939	8.9%	172,552	148,110	16.5%
Maintenance	33,812	33,780	0.1%	134,714	123,932	8.7%
Planting	29,560	25,055	18.0%	74,188	60,687	22.2%
Industrial & Agricultural Machinery	4,252	8,725	(51.3)%	60,526	63,246	(4.3)%
Expansion	9,667	6,159	57.0%	37,838	24,177	56.5%
Planting	7,818	3,907	100.1%	20,757	13,592	52.7%
Industrial & Agricultural Machinery	1,849	2,251	(17.9)%	17,081	10,585	61.4%
Total	47,935	48,666	(1.5)%	190,476	180,126	5.7%
Total Maintenance Capex	34,681	37,858	(8.4)%	138,580	141,651	(2.2)%
Total Expansion Capex	13,254	10,808	22.6%	51,896	38,475	34.9%
Adecoagro's capital expenditures were $47.9 million in 3Q23, 1.5% lower compared to last year, while in 9M23 it amounted to $190.5 million, marking a 5.7% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 91% or $43.5 million of total capex in 3Q23, marking an 8.9% increase compared to the same period of last year. Within this figure, maintenance capex was $33.8 million, in line with the previous year. Despite presenting an 18.0% year-over-year increase in Renewal Planting due to higher costs related to soil preparation, Industrial & Agricultural Machinery decreased by 51.3% versus the prior year. Expansion capex, in turn, increased 57.0% compared to the previous year, reaching $9.7 million. Investments on this front were related to (i) expansion planting; as well as to (ii) small projects including the construction of our second biodigestor in order to increase our biogas production, which later is converted into biomethane and is used to replace our diesel consumption. Year-to-date, capital expenditures amounted to $172.6 million, 16.5% higher compared to the same period of last year.
Farming & Land Transformation businesses accounted for 9%, or $4.5 million of total capex in 3Q23, presenting a year-over-year decrease of 48.9%. Expansion capex reached $3.6 million and was focused on the construction of our second biodigestor in our Dairy business (to generate renewable energy from cow manure), coupled with the upgrade of our cheese factory to enhance our product portfolio offering. Year-to-date, capital expenditures amounted to $17.9 million, 44.0% lower compared to the same period of last year due to lower maintenance capex requirements.

3Q23 Market Highlights
◦Despite a weak initial performance, sugar prices recovered during the quarter and reached the highest levels since 2011. During this period, sugar traded within a range of 23.2 cts/lb and 27.5 cts/lb, in line with the previous quarter. Nevertheless, a new price range was established above 26.0 cts/lb since September, driven by key countries like India and Thailand reducing even further production estimates and leading projected trade flows to a deficit. On the other hand, the Brazilian crop is progressing well, reaching record high levels, but still not enough to offset the cuts in other producing countries. Consequently, tight global supply and demand balance, as well as limited increase in supply, will be key drivers for prices for the upcoming months.
◦According to ESALQ index, hydrous and anhydrous ethanol prices decreased on average 7% and 5% year-over-year, respectively, and 14% and 10% compared to the previous quarter, respectively. The advance pace of Brazil's Center-South harvest and strong production levels were the main drivers towards the decline in prices. Consequently, parity at the pump reached the lowest level since 2019, positively impacting demand. As reported by UNICA (Brazil's sugarcane association), total ethanol sales in 3Q23 were 5% higher compared to the previous quarter. However, it is worth pointing out that since August, hydrous demand has increased 17% versus the same period of last year and 34% compared to the prior month. Growing demand coupled with the continuous maximization of sugar production should contribute to a more constructive scenario for ethanol prices.
◦Brazil's carbon credit market under the RenovaBio program presented a 14% increase in prices in 3Q23 versus the previous quarter, reaching an average price of 130 BRL/CBio (approximately 27 USD/CBio).
◦In 3Q23, energy spot prices in the southeast region of Brazil were 10% higher than during the same period of last year. During July, August and September, energy prices were on average 72.82 BRL/MWh. Despite the increase in the PLD (Preço de Liquidação das Diferenças or settlement price for differences), prices continued to be impacted by the level of water in the southeast reservoirs (72%), which marked a 15% increase compared to last year. As of September 30th, 2023, consumption showed a 6% year-over-year increase, according to CCEE (Electric Energy Trading Chamber).
◦During 3Q23, soybean traded 1% higher at CBOT compared to 2Q23, while corn traded 3% lower. In the case of soybean, flat prices were driven by (i) product flow from Brazil and the Black Sea region, coupled with (ii) dry weather in Argentina, despite an upcoming "El Niño" weather forecast. Support to prices could derive from (i) a stable macro scenario and (ii) lower inflation. During 3Q23, funds maintained a long position in soybean and soybean meal and a short position in corn and soybean oil. Prices at Argentina's local market remained unchanged for soybean compared to 2Q23, whereas corn was 2% higher. This was driven by (i) political and economic uncertainty; and (ii) government interventions in the market (agri dollar scheme).

Other Operational & Financial Metrics

2022/23 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2022/23 Harvested Area			Yields (Tons per hectare)
	2022/23	2021/22	Chg %	Hectares	% Harvested	Production	2022/23	2021/22	Chg %
Soybean	51,944	43,515	19.4%	51,944	100.0%	92,639	1.8	3.0	(39.7)%
Soybean 2nd Crop	29,827	27,559	8.2%	29,827	100.0%	31,188	1.0	1.8	(41.6)%
Corn (1)	38,575	48,344	(20.2)%	38,575	100.0%	187,684	4.9	6.2	(20.9)%
Corn 2nd Crop	2,836	9,192	(69.1)%	2,836	100.0%	4,931	1.7	4.9	(64.6)%
Wheat (2)	35,789	46,509	(23.0)%	35,789	100.0%	83,290	2.3	3.0	(21.5)%
Sunflower	18,131	23,092	(21.5)%	18,131	100.0%	32,565	1.8	1.7	6.2%
Cotton	10,075	7,427	35.7%	10,075	100.0%	6,224	0.6	0.6	7.7%
Peanut	19,813	22,102	(10.4)%	19,813	100.0%	39,306	2.0	2.8	(29.8)%
Other (3)	2,658	3,246	(18.1)%	2,658	100.0%	6,029	2.3	1.6	40.6%
Total Crops	209,646	230,986	(9.2)%	209,646	100.0%	483,855
Rice	55,648	60,857	(8.6)%	55,648	100.0%	354,128	6.4	6.8	(7.1)%
Total Farming	265,294	291,843	(9.1)%	265,294	100.0%	837,983
Owned Croppable Area	97,812	112,361	(12.9)%
Leased Area	134,820	142,732	(5.5)%
Second Crop Area	32,662	36,750	(11.1)%
Total Farming Area	265,294	291,843	(9.1)%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans
As of end of October 2023, we concluded harvesting activities related to our 2022/23 harvest season and produced 837,983 tons of aggregate grains. As previously stated, yields for most of our summer crops presented a significant decline compared to the prior campaign due to "La Niña" weather event that Argentina and Uruguay experienced throughout summertime.
Planting activities for our 2023/24 campaign are currently underway, in which we expect to plant 274,289 hectares, in line with the previous season. We have already planted 28,064 hectares of winter crops, which marked a decline of 7,999 ha versus the prior year. We reduced wheat area in the Northern region of Argentina on low soil moisture registered by the time of planting in mid-2023. However, such hectares will be switched to first crop soybean and corn, which also explains the reduction in second crop area since those hectares were primarily planned for two crops cycles, but will end up with just one.
It is worth highlighting that there is a moderate "El Niño" weather forecast (which means more rains than on a normal year) for the upcoming season. Recent rains registered in all of the productive regions of Argentina and Uruguay has allowed for an improvement in soil moisture and a recovery of water reservoirs, and will favor planting activities for our summer crops. Consequently, we see a potential upside in planting area for rice.

2023/24 Planting Plan

FARMING PLANTING PLAN
Planting	Planted Plan (hectares)			2023/24 Planting Progress
	2023/24	2022/23	Chg %	Hectares	% Planted
Soybean	63,119	44,044	43.3%	1,110	1.8%
Soybean 2nd Crop	24,911	35,104	(29.0)%	—	—%
Corn (1)	58,664	43,526	34.8%	18,519	31.6%
Corn 2nd Crop	2,084	1,752	18.9%	—	—%
Wheat (2)	28,064	36,063	(22.2)%	28,064	100.0%
Sunflower	12,941	18,516	(30.1)%	4,810	37.2%
Cotton	5,856	18,366	(68.1)%	—	—%
Peanut	23,317	21,472	8.6%	7,453	32.0%
Other (3)	3,653	1,639	122.8%	—	—%
Total Crops	222,607	220,482	1.0%	59,955	26.9%
Rice	51,682	58,716	(12.0)%	41,518	80.3%
Total Farming	274,289	279,198	(1.8)%	101,473	37.0%
Owned Croppable Area	94,581	106,135	(10.9)%
Leased Area	152,713	136,207	12.1%
Second Crop Area	26,995	36,856	(26.8)%
Total Farming Area	274,289	279,198	(1.8)%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	3Q23	3Q22	% Chg	3Q23	3Q22	% Chg
Soybean	tons	32,637	22,745	43.5%	14,694	7,977	84.2%
Corn (1)	tons	55,712	67,876	(17.9)%	10,645	13,534	(21.3)%
Wheat (2)	tons	5,146	9,517	(45.9)%	1,118	2,665	(58.1)%
Sunflower	tons	2,763	3,562	(22.4)%	1,781	2,668	(33.2)%
Cotton	tons	4,320	2,754	56.8%	3,908	4,141	(5.6)%
Rice (3)	tons	35,390	50,358	(29.7)%	13,103	15,593	(16.0)%
Peanut	tons	11,161	12,059	(7.4)%	12,445	11,197	11.1%
Organic Sugar	tons	3,402	3,612	(5.8)%	1,542	1,520	1.5%
Sugar	tons	140,682	94,637	48.7%	45,104	30,081	49.9%
Ethanol	m3	251,816	169,295	48.7%	116,506	78,548	48.3%
Hydrous Ethanol	m3	204,294	134,286	52.1%	93,513	61,539	52.0%
Anhydrous Ethanol	m3	47,522	35,009	35.7%	22,993	17,009	35.2%
Fluid Milk	Th Lts	6,037	5,291	14.1%	3,349	3,559	(5.9)%
Powder Milk	tons	1,298	976	33.1%	4,098	3,806	7.7%
Cheese	tons	383	135	184.4%	1,806	602	200.0%
Butter	tons	110	—	n.a.	495	—	n.a.
Cbios	units	37,847	34,114	10.9%	788	484	62.9%
Others	tons	3,747	3,914	(4.3)%	2,914	2,960	(1.5)%
Total		592,451	480,844	23.2%	234,297	179,335	30.6%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of September 30,2023
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2022/2023 Harvest season
Soybeans	93,520	476.2	1,869.2	100%
Corn	123,095	229.4	685.4	84%
Wheat	53,614	329.0	1,043.2	100%
2023/2024 Harvest season
Soybeans	39,823	344.6	1,389.3	13%
Corn	—	—	—	—%
Wheat	15,500	247.8	792.5	26%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2023 FY
Sugar (tons)	634,767	487.1	23.0	81%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	595,832	52.7	n.a	86%
2024 FY
Sugar (tons)	109,220	497.4	23.5	14%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	467,280	53.9	n.a	66%
(1) Energy prices in 2023 and 2024 were converted to USD at an exchange rate of BRL/USD 5.00 and BRL/USD 5.25, respectively.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect resulting from the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition and (vi) net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; and (iv) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	3Q23	2Q23	Chg %	3Q22	Chg %
Total Borrowings	1,096,490	1,088,710	0.7%	1,054,749	4.0%
Cash and Cash equivalents	349,812	196,609	77.9%	159,362	119.5%
Restricted short-term investments	39,926	39,733	0.5%	79,365	(49.7)%
Net Debt	706,752	852,368	(17.1)%	816,022	(13.4)%
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	3Q23	3Q22	Chg %	9M23	9M22	Chg %
Profit for the period	75,387	22,590	233.7%	144,512	105,874	36.5%
Foreign exchange losses/(gains), net	1,396	12,377	(88.7)%	(33,954)	(12,642)	168.6%
Cash flow hedge - transfer from equity	9,357	9,212	1.6%	43,221	35,575	21.5%
Inflation accounting effects	(17,409)	2,599	(769.9)%	(5,072)	(14,677)	(65.4)%
Net results from Fair Value adjustment of Investment Property	(417)	125	(433.6)%	913	3,878	(76.5)%
Revaluation surplus of farmland sold	20,245	—	n.a.	20,245	—	n.a.
Bargain purchase gain on acquisition	—	310	(100.0)%	—	(12,055)	(100.0)%
Adjusted Net Income	88,559	47,213	87.6%	169,865	105,953	60.3%
Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine Operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings plus (viii) expansion capital expenditures.

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q23
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	59,681	60,226	69,772	1,600	191,279	196,668	—	—	387,947
Cost of goods sold and services rendered	(52,125)	(43,799)	(57,351)	(1,448)	(154,723)	(128,570)	—	—	(283,293)
Initial recog. and changes in FV of BA and agricultural produce	1,797	(1,411)	(212)	121	295	25,519	—	—	25,814
Gain from changes in NRV of agricultural produce after harvest	(568)	—	—	—	(568)	248	—	—	(320)
Margin on Manufacturing and Agricultural Act. Before Opex	8,785	15,016	12,209	273	36,283	93,865	—	—	130,148
General and administrative expenses	(3,286)	(2,654)	(2,056)	(45)	(8,041)	(5,929)	—	(6,275)	(20,245)
Selling expenses	(5,025)	(8,288)	(6,603)	(123)	(20,039)	(19,805)	—	(82)	(39,926)
Other operating income, net	(2,382)	2,484	(22)	233	313	(11,544)	9,168	41	(2,022)
Profit from Operations Before Financing and Taxation	(1,908)	6,558	3,528	338	8,516	56,587	9,168	(6,316)	67,955
Net results from Fair value adjustment of Investment property	—	—	—	(255)	(255)	—	—	—	(255)
Transfer of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	20,245	—	20,245
Adjusted EBIT	(1,908)	6,558	3,528	83	8,261	56,587	29,413	(6,316)	87,945
(-) Depreciation and Amortization	2,006	4,199	2,727	45	8,977	58,043	—	334	67,354
Adjusted EBITDA	98	10,757	6,255	128	17,238	114,630	29,413	(5,982)	155,299
Reconciliation to Profit/(Loss)
Adjusted EBITDA									155,299
(+) Depreciation and Amortization									(67,354)
(+) Financial result, net									20,897
(+) Net results from Fair value adjustment of Investment property									255
(+) Income Tax (Charge)/Benefit									(13,645)
(+) Revaluation surplus of farmland sold									(20,245)
(+) Translation Effect (IAS 21)									180
Profit/(Loss) for the Period									75,387

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 3Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	89,361	59,018	64,657	2,159	215,195	166,754	—	—	381,949
Cost of goods sold and services rendered	(78,212)	(45,542)	(53,331)	(2,011)	(179,096)	(120,239)	—	—	(299,335)
Initial recog. and changes in FV of BA and agricultural produce	9,215	133	7,077	(470)	15,955	29,812	—	—	45,767
Gain from changes in NRV of agricultural produce after harvest	(4,469)	2	—	—	(4,467)	—	—	—	(4,467)
Margin on Manufacturing and Agricultural Act. Before Opex	15,895	13,611	18,403	(322)	47,587	76,327	—	—	123,914
General and administrative expenses	(2,982)	(3,931)	(4,233)	(64)	(11,210)	(5,629)	—	(5,944)	(22,783)
Selling expenses	(9,872)	(10,342)	(7,413)	(115)	(27,742)	(12,957)	—	(56)	(40,755)
Other operating income, net	748	92	2	3	845	2,534	163	(52)	3,490
Bargain purchase gain	—	(467)	—	—	(467)	—	—	—	(467)
Profit from Operations Before Financing and Taxation	3,789	(1,037)	6,759	(498)	9,013	60,275	163	(6,052)	63,399
Net results from Fair value adjustment of Investment property	—	—	—	(26)	(26)	—	—	—	(26)
Bargain purchase gain	—	467	—	—	467	—	—	—	467
Adjusted EBIT	3,789	(570)	6,759	(524)	9,454	60,275	163	(6,052)	63,840
(-) Depreciation and Amortization	2,029	2,714	2,635	60	7,438	50,727	—	245	58,410
Adjusted EBITDA	5,818	2,144	9,394	(464)	16,892	111,002	163	(5,807)	122,250
Reconciliation to Profit/(Loss)
Adjusted EBITDA									122,250
(+) Depreciation and Amortization									(58,410)
(+) Financial result, net									(36,439)
(+) Net results from Fair value adjustment of Investment property									26
(+) Income Tax (Charge)/Benefit									(4,834)
(-) Bargain purchase gain									(467)
(+) Translation Effect (IAS 21)									464
Profit/(Loss) for the Period									22,590

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M23
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	167,197	195,652	192,084	4,108	559,041	483,261	—	—	1,042,302
Cost of goods sold and services rendered	(146,816)	(140,163)	(160,349)	(3,643)	(450,971)	(324,103)	—	—	(775,074)
Initial recog. and changes in FV of BA and agricultural produce	3,328	5,645	9,902	189	19,064	97,957	—	—	117,021
Gain from changes in NRV of agricultural produce after harvest	(337)	—	—	—	(337)	(167)	—	—	(504)
Margin on Manufacturing and Agricultural Act. Before Opex	23,372	61,134	41,637	654	126,797	256,948	—	—	383,745
General and administrative expenses	(12,690)	(10,875)	(7,382)	(146)	(31,093)	(18,228)	—	(17,650)	(66,971)
Selling expenses	(17,131)	(25,409)	(19,488)	(296)	(62,324)	(43,592)	—	(108)	(106,024)
Other operating income, net	875	2,919	(226)	(1,136)	2,432	(17,043)	7,662	(64)	(7,013)
Profit from Operations Before Financing and Taxation	(5,574)	27,769	14,541	(924)	35,812	178,085	7,662	(17,822)	203,737
Net results from Fair value adjustment of Investment property	—	—	—	1,100	1,100	—	—	—	1,100
Transfer of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	20,245	—	20,245
Adjusted EBIT	(5,574)	27,769	14,541	176	36,912	178,085	27,907	(17,822)	225,082
(-) Depreciation and Amortization	6,181	10,360	8,014	145	24,700	130,076	—	949	155,725
Adjusted EBITDA	607	38,129	22,555	321	61,612	308,161	27,907	(16,873)	380,807
Reconciliation to Profit/(Loss)
Adjusted EBITDA									380,807
(+) Depreciation and Amortization									(155,725)
(+) Financial result, net									(6,786)
(+) Net results from Fair value adjustment of Investment property									(1,100)
(+) Income Tax (Charge)/Benefit									(51,774)
(+) Revaluation surplus of farmland sold									(20,245)
(+) Translation Effect (IAS 21)									(665)
Profit/(Loss) for the Period									144,512

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 9M22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	220,993	138,974	181,504	4,034	545,505	424,186	—	—	969,691
Cost of goods sold and services rendered	(205,228)	(114,034)	(156,210)	(3,494)	(478,966)	(295,789)	—	—	(774,755)
Initial recog. and changes in FV of BA and agricultural produce	64,948	14,952	19,634	(122)	99,412	77,717	—	—	177,129
Gain from changes in NRV of agricultural produce after harvest	(22,506)	—	—	—	(22,506)	(934)	—	—	(23,440)
Margin on Manufacturing and Agricultural Act. Before Opex	58,207	39,892	44,928	418	143,445	205,180	—	—	348,625
General and administrative expenses	(11,100)	(9,440)	(7,986)	(184)	(28,710)	(16,134)	—	(18,719)	(63,563)
Selling expenses	(23,257)	(23,318)	(20,727)	(210)	(67,512)	(35,031)	—	(115)	(102,658)
Other operating income, net	637	649	(110)	(3,645)	(2,469)	3,672	3,345	(35)	4,513
Bargain purchase gain	—	11,976	—	—	11,976	—	—	—	11,976
Profit from Operations Before Financing and Taxation	24,487	19,759	16,105	(3,621)	56,730	157,687	3,345	(18,869)	198,893
Net results from Fair value adjustment of Investment property	—	—	—	3,615	3,615	—	—	—	3,615
Bargain purchase gain	—	(11,976)	—	—	(11,976)	—	—	—	(11,976)
Adjusted EBIT	24,487	7,783	16,105	(6)	48,369	157,687	3,345	(18,869)	190,532
(-) Depreciation and Amortization	5,769	7,470	7,494	176	20,909	114,951	—	677	136,537
Adjusted EBITDA	30,256	15,253	23,599	170	69,278	272,638	3,345	(18,192)	327,069
Reconciliation to Profit/(Loss)
Adjusted EBITDA									327,069
(+) Depreciation and Amortization									(136,537)
(+) Financial result, net									(69,701)
(+) Net results from Fair value adjustment of Investment property									(3,615)
(+) Income Tax (Charge)/Benefit									(23,865)
(-) Bargain purchase gain									11,976
(+) Translation Effect (IAS 21)									547
Profit/(Loss) for the Period									105,874
Please refer to our Financial Statements published at www.ir.adecoagro.com for our Income Statement, Balance Sheet and Cash Flow Statement as of September 30th, 2023.